ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated December 5, 2008

Barrier Optimization Securities with Partial Protection

Tactical Market Exposure to Compliment Traditional Investments

UBS AG $•   Securities linked to the iShares MSCI EAFE Index Fund due on or about January 4, 2010

Investment Description

Barrier Optimization Securities with Partial Protection (the “Securities”) are securities issued by UBS AG (“UBS”) linked to the performance of the iShares MSCI EAFE Index Fund (the “Underlying Fund”). The Securities are designed to provide exposure to the potential positive performance of the Underlying Fund, subject to the Return Barrier (which will be determined on the Trade Date). If the Fund Return is positive and the closing price of the Underlying Fund is never greater than the Price Barrier (which will be determined on the Trade Date) on any single trading day during the Observation Period, you will receive an amount equal to the sum of (a) the principal amount of your Securities plus (b) the product of (i) the principal amount of your Securities multiplied by (ii) the Fund Return multiplied by (iii) the Participation Rate. If the Fund Return is between 0% and -25% inclusive and the closing price of the Underlying Fund is never greater than the Price Barrier on any single trading day during the Observation Period, you will receive the principal amount of your Securities. If the Fund Return is less than -25% and the closing price of the Underlying Fund is never greater than the Price Barrier on any single trading day during the Observation Period, you will receive an amount equal to the principal amount of your Securities reduced by 1% (or a fraction thereof) for each 1% (or a fraction thereof) by which the Fund Return is less than -25%. If the closing price of the Underlying Fund is greater than the Price Barrier on any single trading day during the Observation Period, you will receive (a) the principal amount of your Securities plus (b) the product of (i) the principal amount of your Securities multiplied by (ii) a Conditional Coupon equal to 4.00%. You may lose up to 75% of your initial investment. The partial principal protection feature applies only if you hold the Securities to maturity. Any payment on the Securities, including any principal protection feature, is subject to the creditworthiness of the Issuer.

Features
☐	Growth Potential — The Securities provide the opportunity to receive equity returns by providing exposure to the potential positive performance of the Underlying Fund, subject to the Return Barrier.
☐	Potential for Equity-Linked Performance — If the Fund Return is positive and the closing price of the Underlying Fund is never greater than the Price Barrier on any single trading day during the Observation Period, you will receive an equity-based return that may exceed the return you could receive on traditional fixed income investments.
☐	Partial Protection of Principal — At maturity, you will receive a cash payment equal to at least 25.00% of your principal. Partial principal protection only applies if the Securities are held to maturity, and is subject to the creditworthiness of the Issuer.
☐	Conditional Coupon — If the closing price of the Underlying Fund is greater than the Price Barrier on any single trading day during the Observation Period, you will receive (a) the principal amount of your Securities plus (b) the product of (i) the principal amount of your Securities multiplied by (ii) a Conditional Coupon equal to 4.00%.
☐	Diversification — The Securities provide diversification within the equity portion of your portfolio through exposure to the iShares MSCI EAFE Index Fund.

Key Dates*

Trade Date	December 23, 2008
Settlement Date**	December 31, 2008
Final Valuation Date	December 28, 2009
Maturity Date	January 4, 2010
*	Expected. In the event that we make any changes to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Securities remains the same.
*	We expect to deliver the Securities against payment for the Securities on the fifth business day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Securities initially will settle in five business days (t+5), to specify alternative arrangements to prevent a failed settlement.

Securities Offered

These preliminary terms relate to Securities linked to the iShares MSCI EAFE Index Fund. The Securities are offered at a minimum investment of one hundred Securities at $10.00 per Security (representing a $1000 investment), and multiples of $10.00, thereafter.

Underlying Fund	Return Barrier*	Fund Starting Price*	Price Barrier*	CUSIP	ISIN
iShares MSCI EAFE Index Fund	45.00% – 51.00%	•	•	90264M723	US90264M7231
*	To be set on Trade Date.

See “Additional Information about UBS and the Securities” on page 2. The Securities will have the terms set forth in the Barrier Optimization Securities with Partial Protection (“BOSPP”) product supplement relating to the Securities, the accompanying prospectus and this free writing prospectus, except as described herein. The specific terms described for the offering of the Securities in this free writing prospectus will govern application of the general terms described in the product supplement relating to the Securities and the accompanying prospectus. See “Key Risks” on page 7 and the more detailed “Risk Factors” beginning on page PS-12 of the BOSPP product supplement relating to the Securities for risks related to an investment in the Securities. The Return Barrier feature limits your appreciation potential. If the closing price of the Underlying Fund is greater than the Price Barrier on any single trading day during the Observation Period, your payment for each $10.00 of principal amount of your Securities will be limited to (a) $10.00 plus (b) the product of (i) the principal amount of your Securities multiplied by (ii) the Conditional Coupon.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this free writing prospectus, or the accompanying product supplement or prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities of UBS AG and are not FDIC insured.

Offering of Securities	Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Security	Total	Per Security	Total	Per Security
iShares MSCI EAFE Index Fund	•	$10.00	•	$0.125	•	$9.875

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Securities and an index supplement for various securities we may offer, including the Securities) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to the Securities that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	BOSPP product supplement dated December 5, 2008:

http://www.sec.gov/Archives/edgar/data/1114446/000139340108000920/v133730_690269-424b2.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “Barrier Optimization Securities with Partial Protection” or the “Securities” refer to the Securities that are offered hereby. Also, references to the “BOSPP product supplement” mean the UBS product supplement, dated December 5, 2008, and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The Securities may be suitable for you if:

♦	You seek a 12-month investment with a return linked to the return of the Underlying Fund and you believe that the Underlying Fund will appreciate over the Observation Period and that any appreciation in price is unlikely to exceed the Price Barrier on any trading day during the Observation Period.
♦	You seek an investment that offers partial (25%) principal protection on the Securities when held to maturity.
♦	You are willing and able to lose 1% of your principal amount of the Securities for every 1% that the Fund Return is less than -25% if the Underlying Fund never closes above the Price Barrier on any trading day during the Observation Period.
♦	You are willing to invest in securities the potential return of which is subject to a cap that is equal to the Return Barrier.
♦	You do not seek current income from this investment.
♦	You are willing to hold the Securities to maturity, and you are aware that there may be little or no secondary market for the Securities.
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the Securities.

The Securities may not be suitable for you if:

♦	You do not believe the Underlying Fund will appreciate over the Observation Period, or you believe the Underlying Fund will appreciate over the Observation Period in an amount that exceeds the Price Barrier.
♦	You seek an investment that is 100% principal protected.
♦	You seek an investment the potential return of which is not subject to a cap that is equal to the Return Barrier.
♦	You are unable or unwilling to hold the Securities to maturity.
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.
♦	You seek current income from your investments.
♦	You seek an investment for which there will be an active secondary market.
♦	You are unable or unwilling to assume the credit risk associated with UBS as Issuer of the Securities.

Indicative Terms

Issuer	UBS AG, Jersey Branch
Principal Amount per Security	$10.00
Principal Protection Percentage(1)	25%
Term	12 months (370 days)(2)
Payment at Maturity (per Security)	If the Fund Return is positive and the closing price of the Underlying Fund is never greater than the Price Barrier on any single trading day during the Observation Period, you will receive an amount equal to the sum of (a) the principal amount of your Securities plus (b) the product of (i) the principal amount of your Securities multiplied by (ii) the Fund Return multiplied by (iii) the Participation Rate, as set forth below:
$10.00 + ($10.00 × Fund Return × Participation Rate), subject to the Return Barrier.
If the Fund Return is between 0% and -25% inclusive and the closing price of the Underlying Fund is never greater than the Price Barrier on any single trading day during the Observation Period, you will receive the principal amount of your Securities.
If the Fund Return is less than -25% and the closing price of the Underlying Fund is never greater than the Price Barrier on any single trading day during the Observation Period, you will receive an amount equal to the principal amount of your Securities reduced by 1% (or a fraction thereof) for each 1% (or a fraction thereof) by which the Underlying Return is less than -25%, as set forth below:
$10.00 + ($10.00 × Fund Return + 25%†)
If the closing price of the Underlying Fund is greater than the Price Barrier on any single trading day during the Observation Period, you will receive (a) the principal amount of your Securities plus (b) the product of (i) the principal amount of your Securities multiplied by (ii) the Conditional Coupon, as set forth below:
$10.00 + ($10.00 × Conditional Coupon)
Fund Return	Fund Ending Price – Fund Starting Price Fund Starting Price
Fund Starting Price	An intra-day price or the closing price of the Underlying Fund on the trade date, as determined by the calculation agent.
Fund Ending Price	The closing price of the Underlying Fund on the Final Valuation Date
Observation Period	The period starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date
Price Barrier	Fund Starting Price × (1 + Return Barrier)
Return Barrier	45.00% – 51.00% (to be determined on the Trade Date)
Participation Rate	100%
Conditional Coupon	4.00%

Determining Payment at Maturity

Accordingly, if the Fund Return is less than -25% and the closing price of the Underlying Fund never exceeded the Price Barrier on any single trading day during the Observation Period, you could lose up to 75% of the principal amount of your Securities depending on the percentage by which the Fund Return is less than -25%.

(1)	Principal protection is provided by UBS and, therefore, is dependent on the ability of UBS to satisfy its obligations when they come due.
(2)	In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the Securities remains the same.

Hypothetical Examples and Return Table of the Securities at Maturity

The following examples and table illustrate the payment at maturity for a $10.00 Security on a hypothetical offering of the Securities, with the following assumptions:*

Principal Amount:	$10.00
Fund Starting Price:	$40.81
Principal Protection:	25% at maturity
Term:	12 Months
Participation Rate:	100%
Conditional Coupon:	4.00%
Return Barrier:	48%
Price Barrier:	$60.40, which is 48% above the Fund Starting Price
Observation Period:	The period starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date
*	The actual Participation Rate, Fund Starting Price, Return Barrier and Price Barrier for the Securities will be set on the Trade Date.

Example 1 — The Fund Ending Price is $53.05 and the closing price of the Underlying Fund never exceeded the Price Barrier on any trading day during the Observation Period

The Underlying Return is 30%, as set forth below:

Fund Ending Price – Fund Starting Price

Fund Starting Price

 =
53.05 – 40.81

40.81

= 30%

Since the Fund Return is positive and the closing price of the Underlying Fund never exceeded the Price Barrier on any trading day during the Observation Period, investors would receive at maturity the principal amount of each Security plus a payment equal to 100% of the Fund Return, as set forth below:

Payment at maturity per $10.00
Security principal amount	=	$10.00 + ($10.00 × Fund Return × Participation Rate)
	=	$10.00 + ($10.00 × (30% × 100%))
	=	$10.00 + $3.00
	=	$13.00

Example 2 — The Fund Ending Price is $36.73 and the closing price of the Underlying Fund never exceeded the Price Barrier on any trading day during the Observation Period

The Fund Return is -10%, as set forth below:

Fund Ending Price – Fund Starting Price

Fund Starting Price

 =
36.73 – 40.81

40.81

= -10%

Since the Fund Return is between 0% and -25% inclusive and the closing price of the Underlying Fund never exceeded the Price Barrier on any trading day during the Observation Period, investors would receive at maturity the principal amount of each Security:

  Payment at maturity per $10.00 Security principal amount = $10.00

Example 3 — The Fund Ending Price is $24.49 and the closing price of the Underlying Fund never exceeded the Price Barrier on any trading day during the Observation Period

The Fund Return is -40%, as set forth below:

Fund Ending Price – Fund Starting Price

Fund Starting Price

 =
24.49 – 40.81

40.81

= -40%

Since the Fund Return is less than -25% and the closing price of the Underlying Fund never exceeded the Price Barrier on any trading day during the Observation Period, investors would receive at maturity the principal amount of each Security reduced by 1% (or a fraction thereof) for each 1% (or a fraction thereof) by which the Fund Return is less than -25%, as set forth below:

Payment at maturity per $10.00 Security principal amount	=	$10.00 + ($10.00 × (Fund Return + 25%))
	=	$10.00 + ($10.00 × (-40% + 25%))
	=	$10.00 + ($10.00 × -15%)
	=	$10.00 - $1.50
	=	$8.50

Example 4 — The Fund Ending Price is $54.28 and closing price of the Underlying Fund exceeded the Price Barrier on at least one trading day during the Observation Period

The Underlying Return is 33%, as set forth below:

Fund Ending Price – Fund Starting Price

Fund Starting Price

 =
54.28 – 40.81

40.81

= 33%

Since the closing price of the Underlying Fund exceeded the Price Barrier on at least one trading day during the Observation Period, investors would receive at maturity (a) the principal amount of each Security plus (b) the product of (i) the principal amount of each Security multiplied by (ii) the Conditional Coupon, as set forth below:

Payment at maturity per $10.00 Security principal amount	=	$10.00 + ($10.00 × Conditional Coupon)
	=	$10.00 + ($10.00 × 4.00%)
	=	$10.00 + $0.40
	=	$10.40

Example 5 — The Fund Ending Price is $27.34 and the closing price of the Underlying Fund exceeded the Price Barrier on at least one trading day during the Observation Period

The Fund Return is -33%, as set forth below:

Fund Ending Price – Fund Starting Price

Fund Starting Price

 =
27.34 – 40.81

40.81

= -33%

Since the closing price of the Underlying Fund exceeded the Price Barrier on at least one trading day during the Observation Period, investors would receive at maturity (a) the principal amount of each Security plus (b) the product of (i) the principal amount of each Security multiplied by (ii) the Conditional Coupon, as set forth below:

Payment at maturity per $10.00 Security principal amount	=	$10.00 + ($10.00 × Conditional Coupon)
	=	$10.00 + ($10.00 x 4.00%)
	=	$10.00 + $0.40
	=	$10.40

Hypothetical Return Table of the Securities at Maturity

		No Closing above Price Barrier(1)		Closing above Price Barrier(2)
Fund Ending Price	Fund Return	Payment at Maturity	Return on Securities at Maturity(3)	Payment at Maturity	Return on Securities at Maturity
$81.62	100.0%	N/A	N/A	$10.40	4.00%
$77.54	90.0%	N/A	N/A	$10.40	4.00%
$73.46	80.0%	N/A	N/A	$10.40	4.00%
$69.38	70.0%	N/A	N/A	$10.40	4.00%
$65.30	60.0%	N/A	N/A	$10.40	4.00%
$61.22	50.0%	N/A	N/A	$10.40	4.00%
$60.40	48.0%	$14.80	48.00%	$10.40	4.00%
$57.13	40.0%	$14.00	40.00%	$10.40	4.00%
$53.05	30.0%	$13.00	30.00%	$10.40	4.00%
$48.97	20.0%	$12.00	20.00%	$10.40	4.00%
$44.89	10.0%	$11.00	10.00%	$10.40	4.00%
$42.85	5.0%	$10.50	5.00%	$10.40	4.00%
$40.81	0%	$10.00	0.00%	$10.40	4.00%
$38.77	-5%	$10.00	0.00%	$10.40	4.00%
$36.73	-10%	$10.00	0.00%	$10.40	4.00%
$32.65	-20%	$10.00	0.00%	$10.40	4.00%
$30.61	-25%	$10.00	0.00%	$10.40	4.00%
$28.57	-30%	$9.50	-5.00%	$10.40	4.00%
$24.49	-40%	$8.50	-15.00%	$10.40	4.00%
$20.41	-50%	$7.50	-25.00%	$10.40	4.00%
$16.32	-60%	$6.50	-35.00%	$10.40	4.00%
$12.24	-70%	$5.50	-45.00%	$10.40	4.00%
$8.16	-80%	$4.50	-55.00%	$10.40	4.00%
$4.08	-90%	$3.50	-65.00%	$10.40	4.00%
$0.00	-100%	$2.50	-75.00%	$10.40	4.00%
(1)	The Underlying Fund never closes above the Fund Barrier on any single trading day during the Observation Period.
(2)	The Underlying Fund closes above the Fund Barrier on any single trading day during the Observation Period.
(3)	Percentages have been rounded for ease of analysis.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the “Risk Factors” section of the BOSPP product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦	At maturity, you risk losing some and possibly a majority of your principal — If the Fund Return is less than -25% and the Underlying Fund never closes above the Price Barrier on any single trading day during the Observation Period, you will lose 1% (or a fraction thereof) of your principal for each 1% (or a fraction thereof) by which the Fund Return is less than -25%. Accordingly, if the Underlying Fund has declined by more than -25% over the Observation Period, you may lose up to 75% of the principal amount of your Securities.
♦	Partial principal protection only if you hold the Securities to maturity — You should be willing to hold your Securities to maturity. You will be entitled to receive at least 25% of principal amount of your Securities only if you hold your Securities to maturity. The market value of the Securities may fluctuate between the date you purchase them and the Final Valuation Date. If you sell your Securities in the secondary market prior to maturity, you may have to sell them at a loss.
♦	Market risk — The return on the Securities, if any, is linked to the performance of the Underlying Fund, and will depend on (1) whether the Fund Return is positive or negative and, if negative, whether the Fund Return is less than -25% and (2) whether the Underlying Fund closes above the Price Barrier on any single trading day during the Observation Period. You will receive less than your principal amount of the Securities if the Fund Return is less than -25% and you will receive no more than (a) the principal amount of your Securities plus (b) the product of (i) the principal amount of your Securities multiplied by (ii) the Conditional Coupon if the Underlying Fund closes above the Price Barrier.
♦	The Return Barrier limits your potential return — The appreciation potential of the Securities is limited to the Return Barrier, regardless of the performance of the Underlying Fund.
♦	No interest or dividend payments — You will not receive any periodic interest payments on the Securities and you will not receive any dividend payments or other distributions on the securities included in the Underlying Fund.
♦	Credit of the Issuer — The Securities are senior unsecured debt obligations of the Issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any principal protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Securities and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Securities.
♦	There may be little or no secondary market for the Securities — The Securities will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market will develop for the Securities. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Securities, although they are not required to do so and may stop making a market at any time. If you sell your Securities prior to maturity, you may have to sell them at a substantial discount.
♦	Owning the Securities is not the same as owning the Underlying Fund constituents — The return on your Securities may not reflect the return you would realize if you actually owned the Underlying Fund constituents. For instance, you will not receive or be entitled to receive any dividend payments or other distributions over the life of the Securities.
♦	Price prior to maturity — The market price of the Securities will be influenced by many factors including the price of the Underlying Fund, volatilities, dividends, the time remaining to maturity of the Securities, interest rates, geopolitical conditions and economic, political, financial and regulatory or judicial events, and the creditworthiness of UBS. The partial principal protection and potential Fund Return will only apply at maturity and the market price of the Securities prior to maturity may not directly correspond with the Fund Return of the Underlying Fund.
♦	Impact of fees on secondary market prices — Generally, the price of the Securities in the secondary market is likely to be lower than the initial public offering price since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Securities.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the Underlying Fund and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Underlying Fund, may adversely affect the market price of the Underlying Fund and, therefore, the market value of the Securities.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the stocks comprising the Underlying Fund, which may present a conflict between the obligations of UBS and you, as a holder of the Securities. The calculation agent, an affiliate of the Issuer, will determine the Observed Fund Price and payment at maturity based on observed prices of the Underlying Fund in the market. The calculation agent can postpone the determination of the Observed Fund Price or the maturity date if a market disruption event occurs and is continuing on the Final Valuation Date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Underlying Fund or the stocks included in such index, and therefore the market value of the Securities.
♦	Non-U.S. Securities Markets Risks — The Underlying Fund constituents include stocks issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks that may have a negative impact on the performance of the Securities linked to the Underlying Fund.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your own tax situation.

Risks Specific to the Underlying Fund
♦	Single ETF risk — The price of the Underlying Fund can rise or fall sharply due to factors specific to the Underlying Fund, such as volatility, earnings, financial conditions, corporate, industry and regulatory developments, and other events affecting the companies whose common shares make up the components of the Underlying Fund, and by general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
♦	Concentration risk — To the extent that the Underlying Fund’s portfolio is concentrated in the securities of companies in a particular market, industry, group of industries, sector or asset class, the Underlying Fund may be adversely affected by the performance of those securities, may be subject to increased price volatility and may be more susceptible to adverse economic, market, political or regulatory occurrences affecting that market, industry, group of industries, sector or asset class.
♦	Currency risk — Because the Underlying Fund’s net asset value (“NAV”) is determined on the basis of the U.S. dollar, you may lose money if you invest in the Underlying Fund if the currency of a foreign market depreciates against the U.S. dollar, even if the local currency value of the Underlying Fund’s holdings in that market increases.
♦	Geographic risk — Some markets in which the Underlying Fund invests are located in parts of the world that have historically been prone to natural disasters such as earthquakes, volcanoes or tsunamis or are economically sensitive to environmental events. Any such event could cause a significant impact on their respective economies and investments in these countries.
♦	Management risk — The Underlying Fund may be subject to management risk because the Underlying Fund does not fully replicate the MSCI EAFE® Index (the “Index”) and may hold securities that are not included in the Index. Management risk is the risk that the investment strategy of Barclays Global Fund Advisors (“BGFA”) (the Underlying Fund’s investment advisor), the implementation of which is subject to a number of constraints, may not produce the intended results. The Underlying Fund is managed in a manner that seeks to track the Index and is therefore subject to passive investment risk.
♦	Shares of the Underlying Fund will trade at prices other than NAV — Shares of the Underlying Fund trade on exchanges at prices at, above or below their most recent NAV. The per share NAV of the Underlying Fund is calculated at the end of each business day and fluctuates with changes in the market value of the Underlying Fund’s holdings since the most recent calculation. The trading prices of the Underlying Fund’s shares fluctuate continuously throughout trading hours based on market supply and demand rather than NAV. The trading prices of the Underlying Fund’s shares may deviate significantly from NAV during periods of market volatility. ANY OF THESE FACTORS MAY LEAD TO THE UNDERLYING FUND’S SHARES TRADING AT A PREMIUM OR DISCOUNT TO NAV.
♦	Non-diversification risk — The Underlying Fund is classified as “non-diversified.” A non-diversified fund generally may invest a larger percentage of its assets in the securities of a smaller number of issuers. As a result, the Underlying Fund may be more susceptible to the risks associated with these particular companies or to a single economic, political or regulatory occurrence affecting these companies.
♦	Passive investments risk — The Underlying Fund is not actively managed. The Underlying Fund may be affected by a general decline in the stock market segments or foreign market segments relating to the Index. The Underlying Fund invests in the securities included in, or representative of, the Index regardless of their investment merits. BGFA does not attempt to take defensive positions in declining markets.

The iShares MSCI EAFE Index Fund

The iShares MSCI EAFE Index Fund (the “Underlying Fund”) seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI EAFE® Index (the “Index”). The Fund’s investment objective and the Index may be changed without shareholder approval.

The Index is sponsored by an organization (the “Index Provider”) that is independent of the Underlying Fund and Barclays Global Fund Advisors (“BGFA”), the investment advisor to the Underlying Fund. The Index Provider determines the composition and relative weightings of the securities in the Index and publishes information regarding the market value of the Index. The Underlying Fund’s Index Provider is MSCI Inc. (“MSCI”).

The Securities are linked to the performance of the Underlying Fund and are not linked to the performance of the Index.

BGFA uses a “passive” or indexing approach to try to achieve the Underlying Fund’s investment objective. Unlike many investment companies, the Underlying Fund does not try to “beat” the index it tracks and does not seek temporary defensive positions when markets decline or appear overvalued.

The Underlying Fund generally invests at least 90% of its assets in securities of the Index and in depositary receipts representing securities of the Index. The Underlying Fund may invest the remainder of its assets in securities not included in the Index but which BGFA believes will help the Underlying Fund track the Index, and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BGFA.

BGFA uses a representative sampling indexing strategy to manage the Fund. “Representative sampling” is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Index. The Underlying Fund may or may not hold all of the securities in the Index.

An index is a theoretical financial calculation while the Underlying Fund is an actual investment portfolio. The performance of the Underlying Fund and the Index may vary somewhat due to transaction costs, foreign currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the Underlying Fund’s portfolio and the Index resulting from legal restrictions (such as diversification requirements) that apply to the Underlying Fund but not to the Index or the use of representative sampling. “Tracking error” is the difference between the performance (return) of the Underlying Fund’s portfolio and that of the Index. BGFA expects that, over time, the Underlying Fund’s tracking error will not exceed 5%. Because the Underlying Fund uses a representative sampling indexing strategy, it can be expected to have a larger tracking error than if it used a replication indexing strategy. “Replication” is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as the underlying index.

The Underlying Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

As of October 31, 2008, the sector breakdown of the Underlying Fund was: 23.51% financials, 10.78% consumer discretionary, 10.74% industrials, 9.87% consumer staples, 9.61% health care, 8.84% energy, 8.01% materials, 7.04% utilities, 6.16% telecommunication services, 4.92% information technology.

As of October 31, 2008 the Underlying Fund’s top ten holdings and the percentage that such holdings represented in the total holdings of the Underlying Fund were: BP Plc (1.97%), Nestle SA-Reg (1.93%), HSBC Holdings Plc (1.89%), Novartis AG-REG (1.52%), Total SA (1.51%), Roche Holding AG-Genusschein (1.35%), Glaxosmithkline Plc (1.35%), Toyota Motor Corp (1.33%), Vodafone Group Plc (1.30%), Royal Dutch Shell Plc-A Shs (1.23%).

As of September 30, 2008, the Underlying Fund had holdings in the following countries: Japan, United Kingdom, France, Germany, Switzerland, Australia, Spain, Italy, Netherlands, Sweden, Hong Kong, Finland, Singapore, Denmark, Belgium, Norway, Austria, Greece, Ireland, Portugal, United States.

We have derived all information contained in this free writing prospectus regarding the Underlying Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, which is subject to change. We make no representations or warranties as to the accuracy or completeness of the information derived from these public sources.

The Underlying Fund is one of investment portfolios of iShares Trust (the “Trust”), a registered investment company. Information provided to or filed with the SEC by the Trust pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Company Act of 1940 can be located by reference to Central Index Key (or CIK) number 0001100663 on the SEC’s website at http://www.sec.gov.

Information from outside sources is not incorporated by reference in, and should not be considered a part of, this free writing prospectus, the BOSPP product supplement or the accompanying prospectus. We make no representation or warranty as to the accuracy or completeness of such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information. As a prospective purchaser of the Securities, you should undertake an independent investigation of the Underlying Fund as in your judgment is appropriate to make an informed decision with respect to an investment in the Securities.

The Securities are not sponsored, endorsed, sold, or promoted by the Trust, BGFA or MSCI. The Trust, BGFA or MSCI make no representations or warranties to the owners of the Securities or any member of the public regarding the advisability of investing in the Securities. The Trust, BGFA and MSCI have no obligation or liability in connection with the operation, marketing, trading or sale of the Securities.

Historical Information for the iShares MSCI EAFE Index Fund

The following table sets forth the quarterly high and low closing prices for the Underlying Fund. The Underlying Fund’s closing price on December 3, 2008 was $40.81.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2004	3/31/2004	$48.09	$45.06	$47.23
4/1/2004	6/30/2004	$48.04	$43.41	$47.67
7/1/2004	9/30/2004	$47.49	$44.60	$47.16
10/1/2004	12/31/2004	$53.36	$47.18	$53.30
1/3/2005	3/31/2005	$55.27	$51.18	$52.92
4/1/2005	6/30/2005	$53.87	$51.33	$52.35
7/1/2005	9/30/2005	$58.50	$52.05	$58.09
10/3/2005	12/30/2005	$60.91	$54.72	$59.42
1/3/2006	3/31/2006	$65.40	$60.33	$64.99
4/3/2006	6/30/2006	$70.58	$59.60	$65.35
7/3/2006	9/29/2006	$68.46	$61.62	$67.78
10/2/2006	12/29/2006	$74.31	$68.07	$73.26
1/3/2007	3/30/2007	$76.94	$70.95	$76.27
4/2/2007	6/29/2007	$81.79	$77.45	$80.63
7/2/2007	9/28/2007	$83.77	$73.70	$82.56
10/1/2007	12/31/2007	$86.18	$78.22	$78.50
1/2/2008	3/31/2008	$78.35	$68.31	$71.90
4/1/2008	6/30/2008	$78.52	$66.75	$68.70
7/1/2008	9/30/2008	$68.04	$53.08	$56.30
10/1/2008	12/3/2008*	$55.88*	$35.71*	$40.81*
*	As of the date of this free writing prospectus, available information for the last calendar quarter of 2008 includes data for the period from October 1, 2008 through December 3, 2008. Accordingly, the “Quarterly High”, “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the last calendar quarter of 2008.

The graph below illustrates the performance of the Underlying Fund from 08/22/02 to 12/03/08, as well as the Price Barrier, assuming a Fund Starting Price of 40.81, which was the closing price of the Underlying Fund on December 3, 2008, and a Price Barrier of 60.40. The actual Fund Starting Price will be determined on the Trade Date.

Source: Bloomberg L.P.
Historical prices of the Underlying Fund should not be taken as an indication of future performance.

MSCI EAFE® Index

The MSCI EAFE® Index (the “Index”) is published by Morgan Stanley Capital International Inc. The Index has been developed by MSCI Inc. (“MSCI”) as an equity benchmark for international stock performance. It is a capitalization-weighted index that aims to capture 85% of the (publicly available) total market capitalization. Component companies are adjusted for available float and must meet objective criteria for inclusion to the Index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. MSCI reviews its indexes quarterly. The Index includes stocks from Europe, Australasia and the Far East and as of September 30, 2008, consisted of the following 21 developed market country indexes: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The Index is a part of a series of indexes sponsored by MSCI called the “MSCI Standard Index series”.

MSCI undertakes an index construction process which involves: (i) defining the equity universe, (ii) adjusting the total market capitalization of all securities in the universe for free floating available to foreign investors, (iii) classifying the universe of securities under the Global Industry Classification Standard (which provides a universal approach to industries worldwide and forms the basis for achieving MSCI’s objective of reflecting broad and fair representation in its indices) and (iv) selecting securities for inclusion according to MSCI’s index construction rules and guidelines.

Maintenance of the Index can be described by the following three categories of implementation of changes: (i) annual full country index reviews that systematically reassess the various dimensions of the equity universe for all countries and are conducted on a fixed annual timetable, (ii) quarterly index reviews, aimed at promptly reflecting other significant market events and (iii) ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the Index rapidly as they occur.

We have derived all information contained in this free writing prospectus regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, which is subject to change. We make no representations or warranties as to the accuracy or completeness of the information derived from these public sources.

Additional information concerning the Index, including the level of the Index, may be obtained at the following website: www.mscibarra.com. Information contained in such website is not incorporated by reference in, and should not be considered a part of, this free writing prospectus, the BOSPP product supplement or the accompanying prospectus.

The Securities are linked to the performance of the Underlying Fund and are not linked to the performance of the Index.

Information from outside sources is not incorporated by reference in, and should not be considered a part of, this free writing prospectus, the BOSPP product supplement or the accompanying prospectus. We make no representation or warranty as to the accuracy or completeness of such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information. As a prospective purchaser of the Securities, you should undertake an independent investigation of the Index as in your judgment is appropriate to make an informed decision with respect to an investment in the Securities.

What are the tax consequences of the Securities?

The following is a general description of certain United States tax considerations relating to the Securities. It does not purport to be a complete analysis of all tax considerations relating to the Securities. Prospective purchasers of the Securities should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United States of acquiring, holding and disposing of the Securities and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this free writing prospectus and is subject to any change in law that may take effect after such date.

The discussion below supplements the discussion under “U.S. Tax Considerations” in the attached prospectus. This discussion applies to you only if you hold your Securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

♦	a dealer in securities,
♦	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,
♦	a bank,
♦	a life insurance company,
♦	a tax-exempt organization,
♦	a person that owns Securities as part of a straddle or a hedging or conversion transaction for tax purposes, or
♦	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the Securities, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Notes.

Except as otherwise noted under “Non-United States Holders” below, this discussion is only applicable to you if you are a United States Holder. You are a United States holder if you are a beneficial owner of a Security and you are: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

NO STATUTORY, REGULATORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE SECURITIES SHOULD BE TREATED FOR UNITED STATES FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE SECURITIES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISER AS TO THE TAX CONSEQUENCES OF HAVING AGREED TO THE REQUIRED TAX TREATMENT OF YOUR SECURITIES DESCRIBED BELOW AND AS TO THE APPLICATION OF STATE, LOCAL, OR OTHER TAX LAWS TO YOUR INVESTMENT IN YOUR SECURITIES.

In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Securities as a pre-paid derivative contract with respect to the Underlying Fund and the terms of your Securities require you and us (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to treat your Securities for all tax purposes in accordance with such characterization. This characterization relies, in part, on the fact that the Securities have a term of just over one year and our understanding that the Securities will be marketed primarily to cash-basis taxpayers for U.S. federal income tax purposes. If your Securities are so treated, it would be reasonable for you to recognize capital gain or loss upon the sale, redemption or maturity of your Securities in an amount equal to the difference between the amount realized at such time and your tax basis in the Securities. In general, your tax basis in your Securities would be equal to the price you paid for it. Capital gain of a noncorporate United States holder is generally taxed at preferential rates where the property is held more than one year. The deductibility of capital losses is subject to limitations. Your holding period for your Securities will generally begin on the date after the issue date (i.e., the settlement date) for your Securities and, if you hold your Securities until maturity, your holding period will generally include the maturity date.

Alternative Treatments.  It is possible that the Internal Revenue Service could seek to characterize your Securities under current law in a manner that results in tax consequences that are different from those described above. Moreover, the tax consequences to you are particularly uncertain if the Underlying Fund closes above the Price Barrier on at least one trading day during the Observation Period (a “Barrier Breach”). For example, if a Barrier Breach occurs, the Internal Revenue Service could assert that you should be treated as if you exchanged your derivative contract with respect to the Underlying Fund for a zero-coupon debt instrument. If you are so treated, you may be required to recognize gain or loss at such time and you may further be required to currently accrue ordinary income over the remaining term of the Notes or treat any amount attributable to the Conditional Coupon as ordinary income upon the sale or maturity of your Securities. Moreover, even if a deemed exchange is not deemed to occur following a Barrier Breach, you may still be required to recognize all or a portion of the amount of the Conditional Coupon at such time or over the remaining term of the Notes and any amount attributable to the Conditional Coupon may be treated as ordinary income. If you purchase the Securities after a Barrier Breach, the risk of a recharacterization of the Securities as a zero-coupon debt instrument and a tax treatment different than that described above is heightened and you are strongly urged to consult your tax advisor.

The Internal Revenue Service has recently released a notice that may affect the taxation of holders of the Securities. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the Securities should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your Securities for United States federal income tax purposes in accordance with the treatment described above unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

In addition, a member of the House of Representatives has introduced a bill that, if enacted, would require holders of Securities purchased after the bill is enacted to accrue interest income over the term of the Securities despite the fact that there will be no interest payments over the term of the Securities. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Securities.

In addition, it is possible that your Securities could be treated as a debt instrument subject to the special tax rules governing contingent debt instruments. If your Securities are so treated, you would be required to accrue interest income over the term of your Securities based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your Securities. You would recognize gain or loss upon the sale, exchange or maturity of your Securities in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Securities. In general, your adjusted basis in your Securities would be equal to the amount you paid for your Securities, increased by the amount of interest you previously accrued with respect to your Securities. Any gain you recognize upon the sale, exchange or maturity of your Securities would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your Securities, and thereafter, would be capital loss.

If your Securities are treated as a contingent debt instrument and you purchase your Securities in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of your Securities, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in Treasury Regulations governing contingent debt instruments. Accordingly, if you purchase your Securities in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

Although not entirely clear, it is possible that the purchase and ownership of the Securities should be treated as a “constructive ownership transaction” with respect to the Underlying Fund, which would be subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code. If your Securities were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale or maturity of your Securities that is attributable to the appreciation of the shares of the Underlying Fund over the term of your Securities would be recharacterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such capital gain) to the extent that such capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased the actual shares of the Underlying Fund on the date that you purchased your Securities and sold the Underlying Fund shares on the date of the sale or maturity of the Securities (the “Excess Gain Amount”). If there is no Barrier Breach, because the maturity payment under the Securities will only reflect the appreciation or depreciation in the value of the shares of the Underlying Fund and will not be determined by reference to any short-term capital gains or ordinary income, if any, that is recognized by holders of shares of the Underlying Fund, we believe that it is more likely than not that the Excess Gain Amount will be equal to zero, and that the application of the constructive ownership rules will accordingly not have any adverse effects to you. For an initial holder that holds the Securities to maturity, if there is a Barrier Breach, Section 1260, if applicable, would likely only have adverse effects to you to the extent the Conditional Coupon exceeds the amount of long-term capital gain that you would have realized had you purchased the actual shares of the Underlying Fund on the date that you purchased your Securities and sold the Underlying Fund shares on the date of the maturity of the Securities. Because the application of the constructive ownership rules is unclear, however, you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the Securities.

Because of the absence of authority regarding the appropriate tax characterization of your Securities, it is possible that the Internal Revenue Service could seek to characterize your Securities in a manner that results in tax consequences to you that are different from those described above. For example, the Internal Revenue Service could possibly assert that (i) you should be treated as owning the Underlying Fund, (ii) you should be required to accrue interest income over the term of your Securities or (iii) any gain or loss that you recognize upon the sale, exchange or maturity of your Securities should be treated as an ordinary gain or loss. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your Securities for U.S. federal income tax purposes.

Treasury Regulations Requiring Disclosure of Reportable Transactions.  Treasury regulations require United States taxpayers to report certain transactions (“Reportable Transactions”) on Internal Revenue Service Form 8886. An investment in the Securities or a sale of the Securities should generally not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the Securities or a sale of the Securities to be treated as a Reportable Transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Securities.

Backup withholding and Information Reporting.  If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

♦	payments of principal and interest on a Security within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and
♦	the payment of the proceeds from the sale of a Security effected at a United States office of a broker.

Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

♦	fails to provide an accurate taxpayer identification number,
♦	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or
♦	in certain circumstances, fails to comply with applicable certification requirements.

Payment of the proceeds from the sale of a Security effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a Security that is effected at a foreign office of a broker will generally be subject to information reporting and backup withholding if:

♦	the proceeds are transferred to an account maintained by you in the United States,
♦	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or
♦	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations.

In addition, a sale of a Security effected at a foreign office of a broker will generally be subject to information reporting if the broker is:

♦	a United States person,
♦	a controlled foreign corporation for United States tax purposes,
♦	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or
♦	a foreign partnership, if at any time during its tax year:
♦	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or
♦	such foreign partnership is engaged in the conduct of a United States trade or business.

Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

Non-United States Holders.  If you are not a United States holder, you will not be subject to United States withholding tax with respect to payments on your Notes but you may be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your Securities unless you comply with certain certification and identification requirements as to your foreign status.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of September 30, 2008 (unaudited)	CHF	USD
	(in millions)
Debt
Short term debt issued(1)	159,684	142,060
Long term debt issued(1)	158,661	141,150
Total debt issued(1)	318,345	283,210
Minority Interest(2)	8,448	7,516
Shareholders’ Equity	46,412	41,290
Total capitalization	373,205	332,015

(1)	Includes Money Market Paper and Medium Term Securities as per Balance Sheet position based on remaining maturities.
(2)	Includes Trust Preferred Securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.88963 (the exchange rate in effect as of September 30, 2008).

Structured Product Categorization

To help investors identify appropriate Structured Products, UBS organizes its Structured Products, including the Securities, into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The description below is intended to describe generally the four categories of Structured Products and the types of principal protection, if any, which may be offered on those products, but it should not be relied upon as a description of any particular Structured Product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These Structured Products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These Structured Products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These Structured Products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These Structured Products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the underlying asset does decline below the specified threshold at any time during the term of the Securities, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the Securities to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.